08001940

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

March 31, 2008

SUPPL

RECEIVED
2008 APR 17 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the News Release (COLD-fX Chosen Canada's #1 Pharmacist Recommended Natural Cold Remedy), News Release (CV Technologies is Set for Growth), News Release (CV Technologies Announces Appointment of New CFO), Final Scrutineers' Report, and Material Change Report. All these documents include confirmation of filing on SEDAR. Also included is March 2008 Insider Transaction Detail.

Document	Date Range
News Release – COLD-fX Chosen Canada's #1 Pharmacist Recommended Natural Cold Remedy for the Third Year in a Row. Confirmation of SEDAR filing	March 24, 2008
News Release – CV Technologies is Set for Growth, Says CEO Confirmation of SEDAR filing	March 26, 2008
News Release - CV Technologies Announces Appointment of New CFO Confirmation of SEDAR filing	March 28, 2008
Final Scrutineers Report Confirmation of SEDAR filing	March 31, 2008
Form 51-102F3 Material Change Report Confirmation of SEDAR filing	March 31, 2008
Insider Transaction Detail	March 1-31, 2008

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

dlw 4/18

9604 – 20 Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED ChemBioPrint

CV TECHNOLOGIES INC.
CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

C Forester

for Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures

9604 – 20 Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

RECEIVED

2008 APR 17 P 12:03

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6am MT, March 24, 2008

COLD-fX® CHOSEN CANADA'S # 1 PHARMACIST RECOMMENDED NATURAL COLD REMEDY FOR THE THIRD YEAR IN A ROW. SURVEY RESULTS RELEASED PRIOR TO PUBLICATION IN LEADING PHARMACY MAGAZINES

Edmonton, AB (CVQ – TSX) Sixty-nine percent of Canadian pharmacists polled recommend COLD-fX as their first choice among natural cold remedies to their customers – up from 55% in 2005 – according to the 14th annual ***Pharmacy Post*** and ***L'actualité pharmaceutique*** Survey of Pharmacists on OTC Counselling and Recommendations.

The survey also reveals that COLD-fX topped the recommendation's list of Quebec pharmacists in the natural cold remedy category for the second year in a row. CV Technologies Inc., maker of COLD-fX, said today that 31% of Quebec pharmacists surveyed recommend COLD-fX ahead of all other natural cold medicines – 50% more often than its nearest competitor.

The survey was completed by 976 pharmacists between October 17 – December 10, 2007. The margin of error is ±2.6%, 18 times out of 20.

The findings will be published in the April issue of ***Pharmacy Post*** and the May issue of ***L'actualité pharmaceutique***. The on-line survey was conducted by the research division of Rogers Business and Professional Publishing for ***Pharmacy Post*** and ***L'actualité pharmaceutique*** – the key industry publications in Canada.

The results of the survey form the basis of a comprehensive report on the over-the-counter (OTC) or non-prescription market. It measures pharmacists' opinions and behaviours on counselling patients for nonprescription medications, and reveals which OTC brands pharmacists most often recommend to patients. "This report confirms pharmacists' importance in helping consumers choose the right nonprescription product," says Janet Smith, Executive Publisher of the Retail Services Group, Rogers Business and Professional Publishing. "The "***Pharmacy Post/L'actualité pharmaceutique's*** 14th annual OTC Market Report also provides a snapshot of the performance of 70 key nonprescription categories." "It's the industry's most comprehensive report on the nonprescription market."

Across Canada, COLD-fX has been the # 1 pharmacist-recommended natural cold remedy for three years in a row. It has also been ranked as the number one selling cold and flu remedy in Canada since October 2004. (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins categories).

About ***Pharmacy Post*** magazine

Pharmacy Post is published by Rogers Publishing Ltd and is Canada's primary source for drugstore news including OTC, business and front shop developments for pharmacists, pharmacy owners, managers and buyers.

About ***L'actualite pharmaceutique*** magazine

L'actualité pharmaceutique is published by Rogers Publishing Ltd and is a dynamic mix of news and drugstore channel information for the Quebec market.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX® - strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX continues to rank as

the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack National all Channel service for the categories of Cold Remedies and Supplements & Products, 52 weeks ending December 22, 2007). COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: March 25, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1233262
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	March 24, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES IS SET FOR GROWTH, SAYS CEO

Edmonton, Alberta – (Marketwire – March 26, 2008) – CV Technologies Inc. (TSX:CVQ) – CV Technologies' recent financial and operational performance sets the stage for successful long-term growth through product line and geographic diversification, said President, CEO and Chief Scientific Officer Dr. Jacqueline Shan, speaking today to the Company's Annual General Meeting of shareholders at the Alberta Research Council in Edmonton.

"Our road map is predicated on our belief that CV Technologies will continue as a leader in our product category in Canada, and that we will extend the COLD-fX® line and introduce other new products," Dr. Shan said. She observed that "Canada will remain our engine, serving as a showcase for our products and generating the financial and other resources that we expect will ultimately permit us to thrive in the global market".

The Company broadened its product line with the fall 2007 launch of COLD-fX Extra Strength – ranked by ACNielsen as the leading new product in Canada this season in the cold and flu category. Recently product line sales have increased strongly, driven by COLD-fX Extra Strength, as well as marketing and public relations efforts, including the first national television campaign, Dr. Shan said.

CV Technologies has filed a Natural Product Number application with Health Canada for COLD-fX Extra Strength. "We plan to move to the next stage of our plan to develop a children's formulation with a clinical trial to assess product efficacy. We are researching the application of our proprietary products and technology for a number of serious and common medical conditions, including metabolic syndrome, high cholesterol and blood pressure management," commented Dr. Shan. CV Technologies' competitive advantage in the natural products industry is based on uniquely rigorous scientific methodology, she said.. Current research and development includes:

- The analysis phase of a clinical trial at New Jersey's Hackensack University Medical Centre, assessing the safety and immune enhancing effects of a three-day high dose of COLD-fX on front-line medical workers, with results expected in the quarter ending September 30, 2008; and

- The analysis phase of a Canadian trial examining the impact of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors, with results expected in the quarter ending September 30, 2008.

Studies on COLD-fX will be presented at the 5th Annual Natural Health Product Research Society scientific meeting now on in Toronto. These early pre-clinical studies open up the prospect of designing clinical trials to test the ability of CVT-E002, the active ingredient in COLD-fX, to treat disease conditions such as cancer, asthma and allergies. They also indicate the potential of CVT-E002 to boost the effectiveness of the flu shot and other vaccines.

The Company's near-term efforts will include increasing the sales of its two non-seasonal brands – REMEMBER-fX, which enhances mental alertness, and CELL-fX, which helps relieve symptoms of bone and joint pain, and is beneficial in forming connective tissue.

Management is confident that certain key challenges created by a difficult U.S. market entry have been effectively addressed through cost cutting, a refocus on the core Canadian business and restructured marketing activities. "CV Technologies' objectives include efforts to return our business to double digit sales growth as quickly as possible," Dr. Shan said. The fiscal 2008 first quarter ended December 31, 2007 was one of the most profitable in the Company's history; a strong balance sheet and cash flow provide a solid financial foundation going forward, Dr. Shan added.

"Our initial investment of money and time in establishing U.S. relationships continues to demonstrate benefits. We have maintained favorable profiles with respected U.S. opinion leaders in the scientific, regulatory, medical and journalistic communities. And we are confident their goodwill will translate into support for future efforts, when the time is right," she said.

"Recently, the U.S. Food and Drug Administration approved the first botanical drug product. We are exploring the possibility of obtaining U.S. botanical drug registration for COLD-fX, which would allow us to make therapeutic claims," Dr. Shan remarked. "In addition, we are in early stage discussions with potential strategic partners about the prospects for developing new products and extensions to our existing lines for global distribution. We are also exploring licensing our intellectual property for use in industries like functional foods and animal supplements."

According to Dr. Shan, there is a competitive advantage in the Company's commitment to scientifically developed and rigorously produced natural remedies, safe for the human body and devoid of synthetic chemicals that degrade the environment. "This makes our products an environmentally responsible choice for consumers and our Company an attractive business partner for global leaders. For CV Technologies, these companies can represent relatively low-risk, high reward opportunities for growth."

At the AGM today, shareholders endorsed the current Board of Directors and supported the re-appointment of Ernst & Young LLP as the Company's auditors.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product – COLD-fX® – strengthens the immune system and is widely used as a leading over the counter remedy (OTC) for preventing and relieving cold and flu infections. In the United States it is marketed as an immune enhancing dietary supplement. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending December 22, 2007). COLD-fX®, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) Process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

Forward Looking Information

This news release contains forward-looking information that is subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this news release, including those comments predicting profitability and revenue growth and the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, new areas of potential development for our platform technology and whether or not those areas will be pursued and whether or not potential collaborations will lead to new areas of product development. Factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; product development and the risk that clinical trials may not demonstrate the safety and efficacy required to satisfy the regulatory authorities. Although we believe that the forward-looking information contained herein is reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: March 28, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1235466
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	March 27, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6am MT, March 28, 2008

CV TECHNOLOGIES ANNOUNCES APPOINTMENT OF NEW CFO

EDMONTON, AB (March 28, 2008) CV Technologies Inc. (TSX:CVQ) today announced the appointment of Nazir Noormohamed as Chief Financial Officer, effective immediately. He replaces former Chief Financial Officer Gordon Brown, who has left the Company.

"Nazir will be an important part of our team as we search for a permanent CFO with the necessary skills to help our Company achieve dynamic and profitable long-term growth," said Dr. Jacqueline Shan, President, Chief Executive Officer and Chief Scientific Officer.

Mr. Noormohamed is a Certified Management Accountant with nearly 25 years of experience in executive roles for public and private companies, including 11 years as a CFO. Mr. Noormohamed will be working with CV Technologies on contract until a permanent replacement CFO is found.

ABOUT CV TECHNOLOGIES INC.

CV Technologies is a global leader in the development and commercialization of naturally derived, evidence-based, natural therapeutics for disease prevention and health maintenance. Its lead product - COLD-fX® – approved by Health Canada, prevents and relieves cold and flu infections by strengthening the immune system. It is Canada's #1 selling cold and flu remedy (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 weeks ending December 22, 2007).

MEDIA CONTACT:
Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:
Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.montagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: March 31, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1237190
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	March 28, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Computershare

CV TECHNOLOGIES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

HELD ON MARCH 26, 2008

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

FINAL SCRUTINEERS' REPORT

11	SHAREHOLDERS IN PERSON, REPRESENTING	1,991,002	SHARES
67	SHAREHOLDERS BY PROXY, REPRESENTING	33,024,384	SHARES
78	TOTAL SHAREHOLDERS, HOLDING	35,015,386	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE: 105,576,006

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING: 33.17 %

JUDY BELANGER
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.montagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: March 31, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1219649
FILING TYPE	Management Prozy Materials
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Report of voting results
FEES PAID	N/A
DATE FILED	March 28, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

CV Technologies Inc. (the "**Company**")
9604 20th Avenue
Edmonton, Alberta
T6N 1G1

2. **Date of Material Change:**

March 28, 2008

3. **Press Release:**

A press release relating to the material change was issued by the Company on March 28, 2008.

4. **Summary of Material Change:**

The Company announced that Nazir Noormohamed has been appointed as Chief Financial Officer. Mr. Noormohamed replaces former Chief Financial Officer Gordon Brown, who has left the Company.

5. **Full Description of Material Change:**

The Company announced that Nazir Noormohamed has been appointed as Chief Financial Officer. Mr. Noormohamed replaces former Chief Financial Officer Gordon Brown, who has left the Company.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.**

N/A

7. **Omitted Information:**

No information has been omitted.

8. **Executive Officer:**

Jacqueline J. Shan, President, Chief Executive Officer of the Company, is knowledgeable about the material change and may be reached by contacting Jane Tulloch, the Company's Corporate Secretary, at 9604 20th Avenue, Edmonton, Alberta, T6N 1G1, or by phone at (780) 432-0022.

9. **Date of Report:**

March 28, 2008

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Ross Montagano and Jane Tulloch
Email:ross.monagano@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: March 31, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1237485
FILING TYPE	Material Change Report
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Material change report
FEES PAID	N/A
DATE FILED	March 28, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Insider transaction detail - View details for issuer

2008-04-01 12:39 ET

Transactions sorted by : Insider
Issuer name : CV Technologies (Starts with)
Filing date range : March 1, 2008 - March 31, 2008
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Buchanan, Bruce													
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer													
Security designation: Common Shares													
1165874	2008-03-05	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-49,500	0.6500	11,313,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1165875	2008-03-05	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-43,000	0.6600	11,270,000						
1165876	2008-03-05	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-16,000	0.6800	11,254,000						
1165877	2008-03-06	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,000	0.6500	11,249,000						
1165878	2008-03-06	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-3,500	0.6600	11,245,500						
1165879	2008-03-07	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-115,500	0.6000	11,130,000						
1165880	2008-03-07	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-15,000	0.6100	11,115,000						
1165881	2008-03-07	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,000	0.6200	11,104,000						
1165882	2008-03-07	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-500	0.6500	11,103,500						
1165883	2008-03-11	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-87,000	0.6000	11,016,500						
1165884	2008-03-12	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-14,500	0.6000	11,002,000						
1165885	2008-03-13	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,500	0.6000	10,990,500						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1165886	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-148,500	0.5000	10,842,000						
1165887	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-42,000	0.5100	10,800,000						
1165888	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-25,000	0.5200	10,775,000						
1165889	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-26,000	0.5300	10,749,000						
1165891	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-45,000	0.5400	10,704,000						
1165892	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-117,500	0.5500	10,586,500						
1165893	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-48,000	0.5600	10,538,500						
1165894	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	0.5700	10,528,500						
1165895	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-25,000	0.5800	10,503,500						
1165896	2008-03-14	2008-03-14	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-3,500	0.6000	10,500,000						

Insider name: Weyant, David Thomas

Insider's Relationship to Issuer: 4 - Director of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
1170570	2008-03-17	2008-03-20	Direct Ownership :	10 - Acquisition or disposition in the public market	+60,000	0.5500	70,000						
1170572	2008-03-17	2008-03-20	Direct Ownership :	10 - Acquisition or disposition in the public market	+30,000	0.5600	100,000						

END